SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 810, Level 8

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Attached to this Report on Form 6-K are the press releases issued by the registrant on (i) December 17, 2003 and (ii) January 2, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: January 5, 2004	By	/s/ ROLAND W. KOHL

Roland W. Kohl Chief Executive Officer

NEWS RELEASE

CONTACT:

Gary S. Maier

Maier & Company, Inc.

(310) 442-9852

HIGHWAY HOLDINGS ANNOUNCES MANUFACTURING ORDERS WITH

POTENTIAL SALES VALUE IN EXCESS OF $8.2 MILLION

— Business from OSRAM and MIELE Represents Ongoing Strategic Benefits of

Producing more Customized Components —

HONG KONG – December 17, 2003 – Highway Holdings Limited (Nasdaq: HIHO) today announced it has signed a contract for a two-year period with OSRAM, a subsidiary of Siemens AG (NYSE:SI), to manufacture metal casings for fluorescent lamp electronic ballasts produced by OSRAM’s factories worldwide.

This order represents an estimated sales value of approximately $7.4 million over a two-year period based upon OSRAM’s utilization last year. Additional terms were not disclosed.

Highway Holdings also said it has received manufacturing contracts valued in excess of $800,000 from the German household appliance company Miele & Cie. KG. The orders from Miele consist of a new tooling order for a new project and an add-on contract for certain appliance components. Additional terms were not disclosed.

“Over the past several months, we have focused considerable attention on leveraging the company’s reputation and manufacturing capabilities to generate increased revenues and higher margins by producing more customized and sophisticated components, subassemblies and complete assemblies for large-scale global customers. The contracts from OSRAM and Miele highlight that our strategy is working well, and we look forward to generating additional business of this caliber,” said Roland Kohl, chairman and chief executive officer.

Headquartered in Munich, OSRAM, a subsidiary of Siemens AG, is one of the largest lighting manufacturers in the world.

Established in 1899 and based in Gütersloh, Germany, Miele is an international manufacturer of high-end domestic appliances.

About Highway Holdings:

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers from simple parts and components to sub-assemblies and

(more)

finished products. It also manufactures clocks, clock movements and watches for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the expected output requirements for metal casing from OSRAM and various economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the Registration Statement on Form F-1, as amended (Registration No. 333-05980), and the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACTS:

Gary S. Maier/Sophie Xu

Maier & Company, Inc.

(310) 442-9852

HIGHWAY HOLDINGS EXPANDS BUSINESS WITH WORLD’S LEADING LIGHTING

COMPANY

— Establishes New Factory Dedicated Exclusively to OEM

Light Fixture Manufacturing for OSRAM —

HONG KONG – January 2, 2004 – Highway Holdings Limited (Nasdaq: HIHO) today announced it has received an initial original equipment manufacturing order from OSRAM GmbH, a subsidiary of Siemens AG (NYSE:SI), valued at approximately $3.7 million. The company said this initial contract represents an entirely new business line and the beginning of a long-term commitment to produce finished products in an original equipment manufacturing capacity.

Production by Highway Holdings of the lighting fixtures under this agreement is expected to commence in March/April 2004. The agreement’s initial term expires at the end of 2004, but will automatically be extended thereafter for successive one-year periods subject to annual pricing adjustments. Additional terms were not disclosed.

Highway Holdings said it will establish a new 50,000-square foot factory at its existing facility dedicated exclusively to original equipment manufacturing of light fixtures for OSRAM. It has budgeted $500,000 for factory set-up costs, including the purchase of machinery and other necessary equipment for the new operation, which will have an initial annual production capacity, if fully utilized, for approximately $12 million of business volume.

“The awarding of this OEM contract offers Highway Holdings an opportunity for significant revenue and earnings growth in an entirely new business segment. Our relationship with OSRAM and its subsidiaries over the past ten years has been mutually beneficial, with Highway Holdings supplying metal casings for electronic ballasts and various other components. This was an important factor in being selected by OSRAM for the light fixture manufacturing venture. We believe this OEM contract is a significant milestone in the company’s development and future growth potential,” said Roland Kohl, chairman and chief executive officer.

Headquartered in Munich, OSRAM, a subsidiary of Siemens AG, is one of the largest lighting manufacturers in the world.

About Highway Holdings:

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the market potential for OSRAM’s lighting fixtures and various economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the Registration Statement on Form F-1, as amended (Registration No. 333-05980), and the company’s annual reports on Form 20-F.

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